The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to the securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of securities is not permitted.

Subject to Completion, dated January 29, 2016

Preliminary Pricing Supplement No. 60

(To Prospectus Supplement dated September 29, 2014,

Prospectus Supplement Addendum dated March 10, 2015 and Prospectus dated June 7, 2013)

Filed Pursuant to Rule 424(b)(2) Registration Nos. 333-189150 and 333-189150-01 February , 2016

Lloyds Bank plc

fully and unconditionally guaranteed by Lloyds Banking Group plc

$            Floating Rate Senior Notes due February 6, 2017,

Medium-Term Notes, Series A (the “Notes”)

Aggregate Principal Amount:	US$	Issuer:	Lloyds Bank plc (“Lloyds Bank”)
Issue Price:	100%	Guarantor:	Lloyds Banking Group plc (“LBG”)
Trade Date:	January 29, 2016	Denominations:	Minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof.
Issue Date:	February 5, 2016	Business Days:	New York, London
Maturity Date:	February 6, 2017	Business Day Convention:	Modified following, adjusted
Base Rate:	LIBOR	Day Count Basis:	Actual / 360
Spread:	Plus 0.35%	Interest Accrual Date:	February 5, 2016
Designated LIBOR Currency:	USD	CUSIP:	5394E8CR8
Index Maturity:	3 months	ISIN:	US5394E8CR81
Designated LIBOR Page:	Reuters: LIBOR01	Selling Agent:	Lloyds Securities Inc. (“Lloyds Securities”)

(Terms continued on following page)

U.K. Bail-in Power Acknowledgment: Yes. Each holder of the Notes (including each beneficial owner) acknowledges and agrees to be bound by, and consents to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority that may result in (i) the cancellation of all, or a portion, of the principal amount of, or interest or coupon on, the Notes and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest or coupon on, such Notes into shares or other securities or other obligations of Issuer, the Guarantor or another person. See, also the section entitled “Agreement with Respect to the Exercise of the U.K. Bail-in Power” on page S-27 of the prospectus supplement, and “Recent regulatory developments in the EU and in the United Kingdom may affect your rights under the Notes and the value of the Notes” below.

The Issuer and the Guarantor have filed a registration statement with the SEC for the offering to which this preliminary pricing supplement relates. Before you invest, you should read this preliminary pricing supplement together with the prospectus dated June 7, 2013 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the prospectus supplement dated September 29, 2014 (the “prospectus supplement”) and the prospectus supplement addendum dated March 10, 2015, that the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor, and this offering. You may access these documents on the SEC website at.www.sec.gov. The Guarantor’s Central Index Key, or CIK, on the SEC website is 1160106 and the Issuer’s CIK on the SEC website is 1167831. The prospectus supplement and the prospectus may be accessed as follows (or if such address has changed, by reviewing the Issuer’s and Guarantor’s filings for the relevant date on the SEC website):

•	prospectus dated June 7, 2013

http://www.sec.gov/Archives/edgar/data/1160106/000095010313003580/dp38295_f3asr.htm

•	prospectus supplement dated September 29, 2014

http://www.sec.gov/Archives/edgar/data/1160106/000095010314006753/dp49710_424b2-supp.htm

•	prospectus supplement addendum dated March 10, 2015

http://www.sec.gov/Archives/edgar/data/1160106/000095010315001973/dp54282_424b3-seriesa.htm

Unless otherwise defined herein, terms used in this preliminary pricing supplement are defined in the accompanying prospectus supplement, prospectus supplement addendum or prospectus.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus supplement.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement, prospectus supplement addendum or prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Selling Agent’s Commission	Proceeds to Issuer
Per Note	US$200,000	US$0	US$200,000
Total	US$	US$	US$

Lloyds Securities, the Selling Agent for this offering, is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Lloyds Securities

(Terms continued from preceding page)

Initial Interest Rate:	The initial interest rate will be equal to the base rate (to be determined by the calculation agent on the second London banking day prior to the interest accrual date) plus the spread.
Interest Period:	The first interest period is the period from (and including) the interest accrual date to (but excluding) the first interest reset date. Each subsequent interest period is the period from (and including) an interest reset date to (but excluding) the following interest reset date.
Interest Reset Dates:	Each interest payment date, subject to adjustment as described in the accompanying prospectus supplement.
Interest Determination Date:	Two London banking days prior to the related interest reset date.
Interest Payment Dates:	Quarterly, payable in arrears on the 6th of each February, May, August and November, commencing on May 6, 2016 and ending on the Maturity Date.
Settlement and Clearance:	DTC; Book-entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Trustee and Paying Agent:	The Bank of New York Mellon, acting through its London Branch
Calculation Agent:	The Bank of New York Mellon
Governing Law:	New York
Redemption:	Not applicable, except upon the occurrence of one or more changes in tax law that would require the Issuer or the Guarantor to pay additional amounts and in other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

The Selling Agent identified on the cover of this pricing supplement has agreed with us to act in such capacity in connection with the offer and sale of the Notes. The Selling Agent has agreed to purchase the Notes as principal from the Issuer, and we have agreed to sell, the entire Principal Amount of Notes. The Selling Agent will not receive a selling commission in connection with the sale of the Notes.

The Selling Agent has agreed to reimburse us for certain expenses relating to the offering in an amount up to $20,000.

We own, directly or indirectly, all of the outstanding equity securities of Lloyds Securities. Because Lloyds Securities is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, Lloyds Securities may not make sales in offerings of the Notes to any of its discretionary accounts without the prior written approval of the customer. Following the initial distribution of any of the Notes, Lloyds Securities may offer and sell the Notes in the course of its businesses as broker-dealer. Lloyds Securities may also use this pricing supplement in connection with these transactions. See “Supplemental Plan of Distribution” in the accompanying prospectus supplement on page S-39.

We expect to deliver the Notes against payment therefor on a date that is more than three business days after the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than three business days after the Trade Date, purchasers who wish to trade the Notes more than three business days prior to the Issue Date of the Notes will be required to specify alternative arrangements to prevent a failed settlement and should consult their own advisers in connection with that election.

Use of Proceeds and Hedging

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” on page 1 of the accompanying prospectus.

Tax Consequences

You should review carefully the section in the prospectus supplement entitled “U.S. Federal Income Tax Consequences.” The Notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, and we expect them to be treated as issued without original issue discount. You will be required to include stated interest in income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes, and any gain or loss realized upon the sale, exchange or redemption of the Notes generally will be capital gain or loss. Interest income earned with respect to the Notes will be foreign-source income.

For a discussion of U.K. tax considerations relating to the Notes, you should refer to the section in the prospectus supplement entitled “Taxation in the United Kingdom.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Recent regulatory developments in the EU and in the United Kingdom may affect your rights under the Notes and the value of the Notes. The U.K. Financial Services (Banking Reform) Act 2013 became law in the United Kingdom on December 18, 2013, and granted the “U.K. bail-in power” as part of the powers of the U.K. resolution authority. The “U.K. bail-in power” is a power exercisable by the

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relevant U.K. resolution authority relating to the resolution of banks, banking group companies, credit institutions, and/or investment firms incorporated in the United Kingdom, and is applicable to the Issuer, Guarantor, and its affiliates. The U.K. bail-in power is designed for the relevant U.K. resolution authority to recapitalize a failing institution by allocating losses to its shareholders and bondholders (potentially including holders of the Notes), and includes the power to (i) cancel all or a part of the principal amount of, or interest on, the Notes, or otherwise modify the terms of the Notes and/or (ii) convert all, or part of the principal amount of, or interest on, the Notes into shares or other securities or other obligations of the Issuer, the Guarantor or another person. The U.K. bail-in power will be able to be exercised on or after a date that shall be determined by the U.K. Treasury, and then may be exercised when the relevant U.K. resolution authority determines that (i) the relevant bank is failing or likely to fail, (ii) it is not reasonably likely that any other action can be taken to avoid the bank’s failure, and (iii) it is in the public interest to exercise the U.K. bail-in power.

Any exercise, or threat of exercise, of the U.K. bail-in power would have a significant negative effect on the value of the Notes. In addition, you are likely to have limited rights or no rights to challenge any decision regarding the exercise of the U.K. bail-in power or to have any such decision reviewed by a judicial or administrative process or otherwise. For additional information on the U.K. bail-in power, please see “Recent Regulatory Developments in the E.U. and the U.K.” beginning on page S-28 of the prospectus supplement and “Holders of the Notes may be required to absorb losses in the event we become subject to recovery and resolution action” on page S-4 of the prospectus supplement.

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